INDOSAT BOOKED NET INCOME OF Rp614 BILLION

OR GREW 27% IN FIRST QUARTER 2008

Indosat increased its cellular customers net add target in 2008 to at least 8 million subscribers

Jakarta, 28 May 2008.  PT Indosat Tbk (“Indosat” or the “Company”) announced its limited review of consolidated financial statement for the period ended March 31, 2008 with comparative figures of 2006 and 2005. Purwantono, Sarwoko & Sandjaja, a member of Ernst & Young Global, is the Company’s independent auditor. Indosat has submitted the report to Stock Exchange Agency (BAPEPAM&LK) and Indonesia Stock Exchange (IDX).

The Company recorded operating revenues the period ended March 31, 2008, amounting to Rp4,269.2 billion or grew 13.1%. The Company also recorded operating income of Rp1,047.1 billion for the year ended March 31, 2008.  The Company also grew net income by 26.9% compare to the same period of last year or reaching Rp613.9 billion in the first quarter of 2008. Cellular, fixed data (multimedia, data communication and internet) services and fixed voice services contributed 75%, 15%, and 10% to consolidated operating revenues respectively.

Financial Results Summary with Yearly Comparison

(for period ended 31 March 2008)

In Rp Billion	1Q -2007	1Q -2008	(%) Change
Operating Revenues	3,774.8	4,269.2	13.1%
Operating Expenses	2,733.0	3,222.1	17.9%
Operating Income	1,041.8	1,047.1	0.5%
Other Income (Expenses)	(329.4)	(165.5)	(49.8%)
Net Income	483.9	613.9	26.9%
EBITDA	2,018.7	2,205.7	9.3%
EPS (in Rp)	89.1	113.0	26.8%

Indosat cellular revenues grew by 11.0% for period ended March 31, 2008 compared to the same period of last year which is mainly driven by the increase of its cellular subscribers to 26.4 million subscribers or increase by 46.7% on yearly basis. Indosat has around 97.4% of prepaid customers and around 2.6% of postpaid customers.

“We noted that starting 1Q 2008, cellular operators had started to compete aggressively in tariff. Indosat added 1.9 million new cellular subscribers in first quarter 2008, and considering continue to increase potential demand for cellular services, Indosat optimist to add at least 8 million new customers by end of 2008 supported by network capacity and quality, said Johnny Swandi Sjam, President Director Indosat.

Indosat cellular services are now available in all 33 Indonesian provinces, 425 regencies (97%) and 3,270 districts (61%) covered by 11,667 BTSs or increased 907 BTS in 1Q 2008.

Operational Results Summary with Yearly Comparison.

(for period ended 31 March 2008)

Description	1Q -2007	1Q -2008	(%) Change
Cellular subscribers (million)	18.0	26.4	46.7%
FWA subscribers (thousand)	434	716	64.9%
BTS	7,666	11,667	52.2%

Our MIDI or fixed data services revenue also increased due to increase demand of Internet, IPVPN and Word Link/Direct Link services. The revenue increased of 30.8% from Rp493.5 billion in 1Q-2007 to Rp645.3 billion in 1Q-2008.

We also noticed that our fixed telecommunication services revenue increased, contributed by increase from IDD services and Starone (FWA) services. The revenues from fixed Telecommunication services has increased by 6.1% from Rp382.3 billion in 1Q-2007 to Rp405.6 billion in 1Q-2008.

“Indosat has also offered the latest technology in wireless broadband market by launching our new HSPA (High Speed Packet Access) technology in May 2008. With the launching, we will be the first operator that offers the service with the fastest Wireless Broadband in Indonesia with DownLink speed up to 14.4 Mbps and Uplink Speed up to 1.4 Mbps. By end of first quarter 2008, we have 48 thousand 3.5G wireless broadband customers”, added Johnny.

About Indosat

Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), fixed telecommunication services or fixed voice (IDD 001, IDD 008 and FlatCall 01016, fixed wireless service StarOne and I-Phone). Indosat also provides Multimedia, Internet & Data Communication Services (MIDI) through its subsidiary company, Indosat Mega Media (IM2) and Lintasarta. Indosat also provides 3.5 G with HSDPA technology. Indosat's shares are listed in the Indonesia Stock Exchange (IDX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For further information please contact:

Corporate Secretary

Telp: 62-21-3869614

Fax : 62-21-3804045

Investor Relations

Telp: 62-21-3869615

Fax : 62-21-3804045

Email : investor@indosat.com

Website : www.indosat.com

Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.